WAL★MART
México

FILE N°
82-4609

February 12, 2008

SUPPL

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

<u>Re: Information pursuant to Ruling 12g3-2 (b) Exemption</u>

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports results for 2007 and January 2008 sales.
- Report on share repurchase for January 2008.
- The consolidated financial statements for fourth quarter 2007.

08000770

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL-MART DE MEXICO REPORTS RESULTS FOR 2007 AND JANUARY 2008 SALES

FILE N°
82-4609

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, February 7, 2008

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) reported results for the year 2007. A **13.3%** increase in sales over the previous year, **9%** in real terms, once the period's inflation is accounted for, combined with a lower level of general expenses, allowed for operating income to increase **12%** in real terms versus the level achieved in 2006. EBITDA for the year amounted to **$22,398 million pesos** and represented **10%** of total revenues, a growth in real terms of **11%** over last year's levels.

For the fourth quarter 2007, sales increased **10.8%, 6.7%** in real terms once the period's inflation is accounted for. Operating income increased **6%** in real terms versus 2006. EBITDA amounted to **$7,343 million pesos** and represented **10.9%** of total revenues, a growth in real terms of **7%** over last year's levels.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said:

"Throughout 2007 our Company faced important challenges: contracting consumption growth rates and a tough comparison with the previous year. In light of this situation we implemented an expense reduction program companywide and we reinforced the cornerstone of our value proposition: Every Day Low Prices, achieving the highest sales ever in the history of the Company. Specially, I would like to highlight the record number of costumers served: **957 million, 12.4%,** more then in 2006. We thank each and every one of them for their confidence and preference. I thank our shareholders for their trust, our associates for their talent and dedication in everything they do, and our suppliers for their efforts to efficiently provide products for our mutual costumers. During 2007 we invested **$11,262 million pesos** in opening 136 units, generating **15,728** permanent new jobs. In the field of Social Responsibility, during 2007 we launched a sustainability program focusing primarily on the areas of energy, water, wastes and products. Also, **32,335** associates participated in **638** national volunteer activities in support of our communities".

FILE N° 82-4609

Main figures are:

Annual

Results January – December	2007		2006		Growth %	
	M$ Millions	*%*	*M$ Millions*	*%*	*Nominal*	*After Inflation*
Net Sales	224,173		205,698		13	9
Other Income	803		755		11	6
Total Revenues	224,976	100.0	206,453	100.0	**13**	**9**
Cost of Sales	176,267	78.3	161,887	78.4	13	9
Gross Profit	48,709	21.7	44,566	21.6	14	9
General Expenses	30,038	13.4	27,843	13.5	12	8
Operating Income	18,671	8.3	16,723	8.1	**16**	**12**
EBITDA	22,398	10.0	20,148	9.8	**16**	**11**
Net Income	14,229	6.3	12,892	6.2	**15**	**10**
EPS 12 months (in pesos)	1.666		1.492		**16**	**12**

Fourth Quarter

Results October – December	2007		2006		Growth %	
	M$ Millions	*%*	*M$ Millions*	*%*	*Nominal*	*After Inflation*
Net Sales	67,127		62,906		11	7
Other Income	206		192		11	7
Total Revenues	67,333	100.0	63,098	100.0	**11**	**7**
Cost of Sales	52,425	77.9	49,256	78.1	10	6
Gross Profit	14,908	22.1	13,842	21.9	12	8
General Expenses	8,552	12.7	7,848	12.4	13	9
Operating Income	6,356	9.4	5,994	9.5	**10**	**6**
EBITDA	7,343	10.9	6,881	10.9	**11**	**7**
Net Income	4,725	7.0	4,548	7.2	**8**	**4**
EPS for the quarter (in pesos)	0.557		0.530		**9**	**5**

Bank Results:

FILE N° 82-4609

The figures previously presented, include the following results related to Banco Wal-Mart.

Results	**Fourth Quarter 2007**		**January – December 2007**	
	M$ Millions	***%***	***M$ Millions***	***%***
Total Revenues	0		0	
General Expenses	56	0.1	237	0.1
Other Expenses	1	0.0	1	0.0
Financial Income	0	0.0	10	0.0
Net Income Efect	(57)	(0.1)	(228)	(0.1)

If we exclude expenses from the Bank, both Operating Income and EBITDA for the Company in the fourth quarter increased 7%. During the year 2007, the growths would be 13% and 12% real respectively.

2008 Information:

From 2008 on, and starting with January sales, reported information corresponding to the year 2008 as well as growth rates vs. 2007 will be in nominal terms, according to Mexican Financial Reporting Standards.

January 2008 Sales:

During the month of January 2008, sales were **$19,847 million pesos**. This figure represents a **10.5%** increase in nominal terms over sales reported the same month last year. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **4.0%,** in nominal terms compared to the same month of 2007.

Nominal Sales Growth	**January**	
	2008	**2007**
Total Units (%)	**10.5**	17.9
Comparable Units (%)	**4.0**	9.6

Considering the **four-week period** from **January 5 to February 1, 2008** that compares with the four-week period ending February 2, 2007, sales growth was as follows:

Nominal Sales Growth	**4 weeks**	
	2008	**2007**
Total Units (%)	**13.9**	19.7
Comparable Units (%)	**7.2**	11.2


WAL-MART
Suburbia

Comment on monthly sales:

Costumer count in comparable stores registered a 3.0% increase during the month of January, while average ticket increased 1.0% in nominal terms compared to the same month of 2007.

Shareholders Meeting 2008:

During today's session, The Board of Directors agreed to call tomorrow, February 8, 2008, for the Annual Shareholders Meeting in Mexico City on March 12, 2008. Main issues that will be proposed are:

- Approval of the project of granting a dividend of $0.59 pesos per share, payable either in cash or in stock, as each shareholder chooses. The number of shares that would be given to the shareholders that opt for the dividend payment in stock would be based on the closing price at the Mexican Stock Exchange on April 2, 2008, and the dividend would be paid on April 18, 2008.
- Approval of the financial information for 2007
- Approval to cancel 152,018,400 shares from the share repurchase program; that are now in treasury.
- Designation or ratification of the members of the board.

Summons to the Shareholders Meeting will be available on our web page.

Analysts' Meeting:

Wal-Mart de Mexico will hold an Analysts' Meeting on February 12th, 2008 from 2:00 to 6:00 PM. A live web cast will be available through the Company's web site www.walmartmexico.com.mx

The audio of the presentations will be available for 2 weeks following the meeting, at the same web site.

Conference Call:

Wal-Mart de Mexico will hold a Conference Call today at 4:30 PM (CNT), regarding fourth quarter 2007 results. You can join the conference by dialing: (212) 231-2934, 15 minutes before the conference begins.

A reply of the Conference call will be available for 3 days, starting today at 6:00 PM. You can access the reply by dialing (402) 977-9140, and entering reservation #21374250.

Openings during January 2008:

- **Two Bodegas Aurrera:** in the cities of Apaseo el Grande, Guanajuato and San Fernando, Tamaulipas.
- **One Restaurant:** in the city of Villahermosa, Tabasco.

Additionally, during February we have opened:

- **One Wal-Mart Supercenter:** in the city of Merida, Yucatan.
- **One Restaurant:** in Mexico City.

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Corporate Social Responsibility:

During the month of January 2008, 369 associates participated in 53 volunteer activities giving 1,568 men-hours to their communities.

In the same month, Wal-Mart de Mexico Foundation concluded the national campaign "Give a Smile Away", that started in November 2007. This campaign is integrated by five social support programs that benefited **218,587** people, who received toys, balls, winter clothing, food kits, Christmas dinners and a variety of presents. More than 800 of Wal-Mart de Mexico' units participated in the campaign.

Also, during January Wal-Mart de Mexico had an awareness-raising campaign for our costumers on the benefits of consuming environmental friendly products. During this campaign we presented more than **900 sustainable products** in 136 Wal-Mart Supercenters, 64 Superamas and 83 Sam's Clubs throughout the country. The campaign is part of the Sustainability initiative that Wal-Mart de Mexico launched in July, and that aims to increase the catalog of sustainable products at our stores.

Finally, Wal-Mart de Mexico jointly with the National Transformation Industry Chamber (CANACINTRA) and the Secretary of Economy, formalized a strategic alliance to incorporate the small and medium-size businesses to Company's supply chain through the SME Supplier Development Program; with this Wal-Mart de Mexico contributes to enhance competitiveness of the small and medium-size businesses.

Repurchase of Shares:

During the month of January 2008 we invested **$455** million pesos equivalent to **$42** million dollars in the repurchase of **12,263,400** Company shares.

Company Description:

WALMEX is a retail sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 1,032 units, broken down as follows:

315	Bodegas Aurrera
83	Sam's Clubs
137	Wal-Mart Supercenters
64	Superamas
76	Suburbias
357	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx



WAL*MART *México*

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at December 31, 2007

	December 31			
		2007		2006
Assets				
Current assets:				
Cash and cash equivalents	Ps.	8,983,817	Ps.	15,548,406
Accounts receivable - net		4,700,237		3,958,451
Inventories - net		20,883,131		18,736,634
Prepaid expenses		655,189		575,637
Total current assets		35,222,374		38,819,128
Property and equipment - net		71,521,998		63,760,041
Total assets	Ps.	106,744,372	Ps.	102,579,169
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	25,380,996	Ps.	26,837,053
Other accounts payable		6,786,707		5,702,568
Total current liabilities		32,167,703		32,539,621
Long-term other liabilities		2,822,618		2,309,408
Deferred income tax		5,446,048		5,929,628
Retirement labor obligation		123,998		67,930
Total liabilities		40,560,367		40,846,587
Shareholders' equity:				
Capital stock		22,105,239		20,367,261
Legal reserve		4,068,913		3,622,478
Retained earnings		53,313,827		49,775,672
Accumulated result of restatement		(12,515,273)		(11,770,373)
Premium on sale of shares		2,302,669		2,331,940
Employee stock option plan fund		(3,091,370)		(2,594,396)
Total shareholders' equity		66,184,005		61,732,582
Total liabilities and shareholders' equity	Ps.	106,744,372	Ps.	102,579,169

INVESTOR RELATIONS:
Mariana Rodríguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com


WAL★MART
SUPERCENTER
Suburbia

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at December 31, 2007

FILE N° 82-4609

	Year ended December 31			
	2007		2006	
Net sales	Ps.	224,172,613	Ps.	205,697,920
Other income		803,768		754,575
Total revenues		224,976,381		206,452,495
Cost of sales		(176,267,005)		(161,885,943)
Gross profit		48,709,376		44,566,552
General expenses		(30,038,499)		(27,843,059)
Operating income		18,670,877		16,723,493
Other expenses - net		(258,891)		(57,426)
Comprehensive financing result		1,495,271		1,459,431
Income before income tax		19,907,257		18,125,498
Income tax		(5,678,251)		(5,233,786)
Net income	Ps.	14,229,006	Ps.	12,891,712
Earnings per share (in pesos)	Ps.	1.666	Ps.	1.492

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FILE N° 82-4609

Thousands of Mexican pesos with purchasing power at December 31, 2007

	Year ended December 31			
		2007		2006
Operating activities				
Net income	Ps.	14,229,006	Ps.	12,891,712
Charges (credits) not requiring the use of (providing) resources:				
Depreciation		3,727,361		3,424,133
Retirement labor obligation		99,985		82,335
Deferred income tax		(494,850)		1,093,936
		17,561,502		17,492,116
Changes in:				
Accounts receivable		(741,786)		(1,120,255)
Inventories		(2,879,766)		(4,199,238)
Prepaid expenses		(79,552)		(41,895)
Accounts payable to suppliers		(1,456,057)		4,780,821
Other accounts payable		1,095,409		(1,299,750)
Retirement labor obligation		(49,017)		(41,186)
Resources provided by operating activities		13,450,733		15,570,613
Financing activities				
Long-term other liabilities		513,210		620,390
Repurchase of shares		(6,210,669)		(5,172,288)
Payment of dividends		(2,297,868)		(847,586)
Resources used in financing activities		(7,995,327)		(5,399,484)
Investing activities				
Purchase of property and equipment		(11,261,868)		(9,421,428)
Sale and retirement of property and equipment		334,654		473,185
Property under capital lease		(566,536)		(566,984)
Employee stock option plan - net		(526,245)		(396,150)
Resources used in investing activities		(12,019,995)		(9,911,377)
(Decrease) increase in cash and cash equivalents		(6,564,589)		259,752
Cash and cash equivalents at beginning of year		15,548,406		15,288,654
Cash and cash equivalents at end of year	Ps.	8,983,817	Ps.	15,548,406

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 02, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	139,055,000	8,473,285,186
02/01/2008	03325	BUY	600,000	36.730500	22,038,300	ACCIV	STOCK		139,655,000	8,472,685,186
								As of current report	139,655,000	8,472,685,186

Shareholders' equity amount	0
Capital stock amount	22,038,300

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,638,069,465	2,616,031,165

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 03, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	139,655,000	8,472,685,186
03/01/2008	03326	BUY	650,000	36.930652	24,004,924	ACCIV	STOCK		140,305,000	8,472,035,186
								As of current report	140,305,000	8,472,035,186

Shareholders' equity amount	0
Capital stock amount	24,004,924

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,616,031,165	2,592,026,241

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 04, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	140,305,000	8,472,035,186
04/01/2008	03327	BUY	530,000	36.717230	19,460,132	ACCIV	STOCK		140,835,000	8,471,505,186
								As of current report	140,835,000	8,471,505,186

Shareholders' equity amount	0
Capital stock amount	19,460,132

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,592,026,241	2,572,566,109

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 08, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	140,835,000	8,471,505,186
08/01/2008	03328	BUY	650,000	37.449937	24,342,459	ACCIV	STOCK		141,485,000	8,470,855,186
								As of current report	141,485,000	8,470,855,186

Shareholders' equity amount	0
Capital stock amount	24,342,459

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,572,566,109	2,548,223,650

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 10, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	141,485,000	8,470,855,186
10/01/2008	03329	BUY	680,000	37.421262	25,446,458	ACCIV	STOCK		142,165,000	8,470,175,186
								As of current report	142,165,000	8,470,175,186

Shareholders' equity amount	0
Capital stock amount	25,446,458

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,548,223,650	2,522,777,192

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 11, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	142,165,000	8,470,175,186
11/01/2008	03330	BUY	630,000	38.351944	24,161,725	ACCIV	STOCK		142,795,000	8,469,545,186
								As of current report	142,795,000	8,469,545,186

Shareholders' equity amount	0
Capital stock amount	24,161,725

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,522,777,192	2,498,615,467

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 15, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	142,795,000	8,469,545,186
15/01/2008	03331	BUY	850,000	36.723232	31,214,747	ACCIV	STOCK		143,645,000	8,468,695,186
								As of current report	143,645,000	8,468,695,186

Shareholders' equity amount	0
Capital stock amount	31,214,747

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,498,615,467	2,467,400,720

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 16, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	143,645,000	8,468,695,186
16/01/2008	03332	BUY	900,000	35.803331	32,222,998	ACCIV	STOCK		144,545,000	8,467,795,186
								As of current report	144,545,000	8,467,795,186

Shareholders' equity amount	0
Capital stock amount	32,222,998

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,467,400,720	2,435,177,722

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 17, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	144,545,000	8,467,795,186
17/01/2008	03333	BUY	730,000	36.232692	26,449,865	ACCIV	STOCK		145,275,000	8,467,065,186
								As of current report	145,275,000	8,467,065,186

Shareholders' equity amount	0
Capital stock amount	26,449,865

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,435,177,722	2,408,727,857

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 18, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	145,275,000	8,467,065,186
18/01/2008	03334	BUY	770,000	37.074071	28,547,035	ACCIV	STOCK		146,045,000	8,466,295,186
								As of current report	146,045,000	8,466,295,186

Shareholders' equity amount	0
Capital stock amount	28,547,035

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,408,727,857	2,380,180,822

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 22, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	146,045,000	8,466,295,186
22/01/2008	03335	BUY	823,400	36.640600	30,169,870	ACCIV	STOCK		146,868,400	8,465,471,786
								As of current report	146,868,400	8,465,471,786

Shareholders' equity amount	0
Capital stock amount	30,169,870

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,380,180,822	2,350,010,952

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 23, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	146,868,400	8,465,471,786
23/01/2008	03336	BUY	850,000	37.005582	31,454,745	ACCIV	STOCK		147,718,400	8,464,621,786
								As of current report	147,718,400	8,464,621,786

Shareholders' equity amount	0
Capital stock amount	31,454,745

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,350,010,952	2,318,556,208

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 24, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	147,718,400	8,464,621,786
24/01/2008	03337	BUY	800,000	37.552660	30,042,128	ACCIV	STOCK		148,518,400	8,463,821,786
								As of current report	148,518,400	8,463,821,786

Shareholders' equity amount	0
Capital stock amount	30,042,128

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,318,556,208	2,288,514,080

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JANUARY 25, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	148,518,400	8,463,821,786
25/01/2008	03338	BUY	600,000	37.474375	22,484,625	ACCIV	STOCK		149,118,400	8,463,221,786
								As of current report	149,118,400	8,463,221,786

Shareholders' equity amount	0
Capital stock amount	22,484,625

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,288,514,080	2,266,029,455

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 29, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	149,118,400	8,463,221,786
29/01/2008	03339	BUY	700,000	37.789263	26,452,484	ACCIV	STOCK		149,818,400	8,462,521,786
								As of current report	149,818,400	8,462,521,786

Shareholders' equity amount	0
Capital stock amount	26,452,484

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,266,029,455	2,239,576,971

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 30, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	149,818,400	8,462,521,786
30/01/2008	03340	BUY	700,000	38.001699	26,601,189	ACCIV	STOCK		150,518,400	8,461,821,786
								As of current report	150,518,400	8,461,821,786

Shareholders' equity amount	0
Capital stock amount	26,601,189

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,239,576,971	2,212,975,781

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JANUARY 31, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	150,518,400	8,461,821,786
31/01/2008	03341	BUY	800,000	37.845220	30,276,176	ACCIV	STOCK		151,318,400	8,461,021,786
								As of current report	151,318,400	8,461,021,786

Shareholders' equity amount	0
Capital stock amount	30,276,176

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,212,975,781	2,182,699,605

Issuer's Comments

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

AUDITED

AT DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s01	TOTAL ASSETS	106,744,372	100	102,579,169	100
s02	CURRENT ASSETS	35,222,374	33	38,819,128	38
s03	CASH AND SHORT-TERM INVESTMENTS	8,983,817	8	15,548,406	15
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,559,716	2	1,836,849	2
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,140,521	2	2,121,602	2
s06	INVENTORIES	20,883,131	20	18,736,634	18
s07	OTHER CURRENT ASSETS	655,189	1	575,637	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	71,521,998	67	63,760,041	62
s13	LAND AND BUILDINGS	68,814,506	64	61,869,109	60
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	26,158,395	25	22,820,197	22
s16	ACCUMULATED DEPRECIATION	25,190,822	24	22,528,881	22
s17	CONSTRUCTION IN PROGRESS	1,739,919	2	1,599,616	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	40,560,367	100	40,846,587	100
s21	CURRENT LIABILITIES	32,167,703	79	32,539,621	80
s22	SUPPLIERS	25,380,996	63	26,837,053	66
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	215,481	1	199,317	0
s25	TAXES PAYABLE	1,424,074	4	491,469	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	5,147,152	13	5,011,782	12
s27	LONG-TERM LIABILITIES	2,822,618	7	2,309,408	6
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	2,822,618	7	2,309,408	6
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	5,570,046	14	5,997,558	15
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	66,184,005	100	61,732,582	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	66,184,005	100	61,732,582	100
s36	CONTRIBUTED CAPITAL	21,316,538	32	20,104,805	33
s79	CAPITAL STOCK	22,105,239	33	20,367,261	33
s39	PREMIUM ON ISSUANCE OF SHARES	(788,701)	(1)	(262,456)	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	44,867,467	68	41,627,777	67
s42	RETAINED EARNINGS AND CAPITAL RESERVES	57,382,740	87	53,398,150	86
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(12,515,273)	(19)	(11,770,373)	(19)
s80	SHARES REPURCHASED	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	8,983,817	100	15,548,406	100
s46	CASH	142,641	2	84,385	1
s47	SHORT-TERM INVESTMENTS	8,841,176	98	15,464,021	99
s07	OTHER CURRENT ASSETS	655,189	100	575,637	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	655,189	100	575,637	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	32,167,703	100	32,539,621	100
s52	FOREIGN CURRENCY LIABILITIES	2,277,027	7	2,019,093	6
s53	MEXICAN PESOS LIABILITIES	29,890,676	93	30,520,528	94
s26	OTHER CURRENT LIABILITIES WITHOUT COST	5,147,152	100	5,011,782	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	5,147,152	100	5,011,782	100
s27	LONG-TERM LIABILITIES	2,822,618	100	2,309,408	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	2,822,618	100	2,309,408	100
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	5,570,046	100	5,997,558	100
s66	DEFERRED TAXES	5,446,048	98	5,929,628	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	123,998	2	67,930	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	22,105,239	100	20,367,261	100
s37	CAPITAL STOCK (NOMINAL)	12,901,831	58	11,065,188	54
s38	RESTATEMENT OF CAPITAL STOCK	9,203,408	42	9,302,073	46

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	57,382,740	100	53,398,150	100
s93	LEGAL RESERVE	4,068,913	7	3,622,478	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	39,084,821	68	36,883,960	69
s45	NET INCOME FOR THE YEAR	14,229,006	25	12,891,712	24
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(12,515,273)	100	(11,770,373)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(12,515,273)	100	(11,770,373)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	3,054,671	6,279,507
s73	PENSIONS AND SENIORITY PREMIUMS	319,792	279,399
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	157,432	141,704
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	8,473,285,186	8,572,368,568
s78	REPURCHASED SHARES (*)	139,055,000	153,418,900
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	224,976,381	100	206,452,495	100
r02	COST OF SALES	176,267,005	78	161,885,943	78
r03	GROSS PROFIT	48,709,376	22	44,566,552	22
r04	GENERAL EXPENSES	30,038,499	13	27,843,059	13
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	18,670,877	8	16,723,493	8
r08	OTHER INCOME AND (EXPENSE), NET	(258,891)	0	(57,426)	0
r06	COMPREHENSIVE FINANCING RESULT	1,495,271	1	1,459,431	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	19,907,257	9	18,125,498	9
r10	INCOME TAXES	5,678,251	3	5,233,786	3
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	14,229,006	6	12,891,712	6
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	14,229,006	6	12,891,712	6
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	14,229,006	6	12,891,712	6

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	224,976,381	100	206,452,495	100
r21	DOMESTIC	224,976,381	100	206,452,495	100
r22	FOREIGN	0	0	0	0
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	OTHER INCOME AND (EXPENSE), NET	(258,891)	100	(57,426)	100
r49	OTHER INCOME AND (EXPENSE), NET	(216,416)	84	(57,426)	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	42,475	(16)	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	1,495,271	100	1,459,431	100
r24	INTEREST EXPENSE	0	0	0	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	148,253	10	104,495	7
r26	INTEREST INCOME	965,864	65	981,726	67
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	13,375	1	43,747	3
r28	RESULT FROM MONETARY POSITION	664,285	44	538,453	37
r10	INCOME TAXES	5,678,251	100	5,233,786	100
r32	INCOME TAX	6,140,437	108	4,112,010	79
r33	DEFERRED INCOME TAX	(462,186)	(8)	1,121,776	21

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	1	1
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	224,976,381	206,452,495
r39	OPERATING INCOME (**)	18,670,877	16,723,493
r40	NET INCOME OF MAJORITY INTEREST (**)	14,229,006	12,891,712
r41	NET CONSOLIDATED INCOME (**)	14,229,006	12,891,712
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	3,727,361	3,424,133

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	67,333,008	100	63,097,930	100
rt02	COST OF SALES	52,425,448	78	49,255,671	78
rt03	GROSS PROFIT	14,907,560	22	13,842,259	22
rt04	GENERAL EXPENSES	8,552,169	13	7,848,562	12
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	6,355,391	9	5,993,697	9
rt08	OTHER INCOME AND (EXPENSE), NET	(146,909)	0	(96,450)	0
rt06	COMPREHENSIVE FINANCING RESULT	498,183	1	476,927	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	6,706,665	10	6,374,174	10
rt10	INCOME TAXES	1,982,085	3	1,825,901	3
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	4,724,580	7	4,548,273	7
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	4,724,580	7	4,548,273	7
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	4,724,580	7	4,548,273	7

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	67,333,008	100	63,097,930	100
rt21	DOMESTIC	67,333,008	100	63,097,930	100
rt22	FOREIGN	0	0	0	0
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	OTHER INCOME AND (EXPENSE), NET	(146,909)	100	(96,450)	100
rt49	OTHER INCOME AND(EXPENSE), NET	(142,463)	97	(96,450)	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	4,446	(3)	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	498,183	100	476,927	100
rt24	INTEREST EXPENSE	0	0	0	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	47,108	9	29,594	6
rt26	INTEREST INCOME	196,615	39	242,074	51
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	7,759	2	(6,980)	(1)
rt28	RESULT FROM MONETARY POSITION	340,917	68	271,427	57
rt10	INCOME TAXES	1,982,085	100	1,825,901	100
rt32	INCOME TAX	3,006,995	152	430,460	24
rt33	DEFERRED INCOME TAX	(1,024,910)	(52)	1,395,441	76

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	987,169	887,215

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX　　QUARTER: 4　　YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	14,229,006	12,891,712
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	3,332,496	4,600,404
c03	RESOURCES FROM NET INCOME FOR THE YEAR	17,561,502	17,492,116
c04	RESOURCES PROVIDED OR USED IN OPERATION	(4,110,769)	(1,921,503)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	13,450,733	15,570,613
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	513,210	620,390
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(8,508,537)	(6,019,874)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(7,995,327)	(5,399,484)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(12,019,995)	(9,911,377)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(6,564,589)	259,752
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	15,548,406	15,288,654
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,983,817	15,548,406

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	3,332,496	4,600,404
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	3,727,361	3,424,133
c41	+ (-) OTHER ITEMS	(394,865)	1,176,271
c04	RESOURCES PROVIDED OR USED IN OPERATION	(4,110,769)	(1,921,503)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(741,786)	(1,120,255)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(2,879,766)	(4,199,238)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(79,552)	(41,895)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,456,057)	4,780,821
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,046,392	(1,340,936)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	513,210	620,390
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	513,210	620,390
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(8,508,537)	(6,019,874)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(2,297,868)	(847,586)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(6,210,669)	(5,172,288)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(12,019,995)	(9,911,377)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(11,261,868)	(9,421,428)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	334,654	473,185
c39	+ (-) OTHER ITEMS	(1,092,781)	(963,134)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.67		$	1.49	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	1.67		$	1.49	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	7.81		$	7.20	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.51		$	0.38	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		4.93	times		6.85	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		23.13	times		33.07	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007
WAL - MART DE MEXICO, S.A.B. DE C.V.

RATIOS

AUDITED CONSOLIDATED Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	6.32	%	6.24	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	21.49	%	20.88	%
p03	NET INCOME TO TOTAL ASSETS (**)	13.32	%	12.56	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	17.82	%	8.29	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	4.66	%	4.17	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.10	times	2.01	times
p07	NET SALES TO FIXED ASSETS (**)	3.14	times	3.23	times
p08	INVENTORIES TURNOVER (**)	8.44	times	8.64	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	3.56	days	2.78	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	37.99	%	39.81	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.61	times	0.66	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.61	%	4.94	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	3.94	%	3.62	%
p15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	5.54	times	5.05	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.09	times	1.19	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.44	times	0.61	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.86	times	0.95	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	27.92	%	47.78	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	7.80	%	8.47	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.82)	%	(0.93)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(6.41)	%	(11.48)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	106.41	%	111.48	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	93.69	%	95.05	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALE OF SHARES

s39: THE PREMIUM ON SALE OF SHARES LINE THAT APPEARS IN CONSOLIDATED BALANCE SHEETS INCLUDES THE STOCK OPTION PLAN FUND FOR PERSONNEL DURING BOTH YEARS.

NOTE 2 - CHARACTERISTICS OF THE SHARES

s77: WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

NOTE 3 - REPURCHASE OF SHARES:

s80: FROM JANUARY 1° TO MARCH 5, THEY WERE REPURCHASED OF ITS OWN SHARES, BY AN AMOUNT OF PS. 702,640 (NOMINAL) WITH AFFECTATION TO THE AUTHORIZED AMOUNT IN 2006, IS AS FOLLOWS:

	UNTIL MARCH 5
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK (NOMINAL)	PS.(35,302)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS (NOMINAL)	(667,338)
TOTAL	PS.(702,640)

AFTER TO THE SHAREHOLDERS' MEETING HELD ON MARCH 6, 2007, THEY WERE REPURCHASED OF ITS OWN SHARES BY AN AMOUNT OF PS. 5,361,931 (NOMINAL), AFFECTING TO THE AUTHORIZED AMOUNT IN THIS MEETING. THE AVAILABLE BALANCE AS OF DECEMBER 31, 2007 IS AS FOLLOWS:

	AFTER MARCH 6
AUTHORIZED AMOUNT	PS.8,000,000
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK (NOMINAL)	(322,652)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS (NOMINAL)	(5,039,279)
	PS.2,638,069

THE RESTATED AMOUNT FOR THIS CONCEPT IS TO PS. (146,098).

NOTE 4 - MEMBERSHIP INCOME

r01: THE EARNED INCOME IS PRESENTED UNDER A SPECIFIC HEADING AFTER NET SALES IN THE STATEMENTS OF INCOME. THE CURRENT EMISNET PAGE STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT IS PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX SALES DISTRIBUTION BY PRODUCT.

NOTE 5 - BREAKDOWN OF MAIN CONCEPTS OF THE STATEMENT OF CHANGES IN FINANCIAL POSITION

c39: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES, INCLUDE THE INVESTMENT OF THE CAPITAL LEASES FOR THE RENTAL OF REAL ESTATE OF PS.566,536 IN 2007 Y PS. 566,984 IN 2006, ALSO INCLUDE THE MOVEMENTS IN THE EMPLOYEE STOCK OPTION PLAN FUND FOR PS. 526,245 IN 2007 AND PS. 396,150 IN 2006.

c42: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE NET LIABILITIES FOR CAPITAL LEASE.

c43: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE THE REPURCHASE OF OWN SHARES APPLIED AGAINST CAPITAL STOCK AND RETAINED EARNINGS.

NOTE 6 DATA PER SHARE

d09: THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 7 - RATIOS CONSOLIDATED

SINCE THE EMISNET PAGE CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
YIELD				
p02:	NET INCOME TO STOCK HOLDERS EQUITY	(**)	22.88%	22.60%
p03:	NET INCOME TO TOTAL ASSETS	(**)	14.24%	14.13%
ACTIVITY				
p06:	NET SALES TO TOTAL ASSETS	(**)	2.25 TIMES	2.26 TIMES
p07:	NET SALES TO FIXED ASSETS	(**)	3.34 TIMES	3.43 TIMES
p08:	INVENTORIES ROTATION	(**)	9.11 TIMES	9.63 TIMES
LEVERAGE				
p16:	NET SALES TO TOTAL LIABILITIES	(**)	5.96 TIMES	6.04 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS.

DURING THE PERIOD JANUARY-DECEMBER 2007, TOTAL WALMEX SALES AMOUNTED TO $224,173 MILLION PESOS, $18,475 MILLION PESOS MORE THAN LAST YEAR, THUS AN INCREASE OF 13.3% IN NOMINAL TERMS AND 9.0% IN REAL TERMS, THAT IS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW IN NOMINAL TERMS 5.8% AND 1.8% IN REAL TERMS COMPARED TO LAST YEARS RESULTS.

957 MILLION CUSTOMERS VISITED OUR STORES AND RESTAURANTS DURING 2007, 12.4% INCREASE REGARDING LAST YEARS FIGURES. CUSTOMER COUNT EXPLAINS OUR INCREASE ON SALES AS AVERAGE TICKET DECREASED 3.4%

GROSS MARGIN WAS 21.7%, 10 BASIS POINTS HIGHER THAN 2006. IN MONETARY TERMS, GROSS PROFIT WAS 9% HIGHER THAN LAST YEAR.

GENERAL EXPENSES REPRESENTED 13.4% OF TOTAL REVENUES, 10 BASE-POINTS BELOW RESULTS FOR 2006. OPERATING INCOME GREW 12% THUS REPRESENTING 8.3% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 11% IN REAL TERMS, AND REPRESENTED 10.0% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE JANUARY-DECEMBER PERIOD TOTALED $14,229 MILLION PESOS, WHICH REPRESENTS 6.3% OF TOTAL REVENUES FOR THE YEAR, AND 10% IN REAL GROWTH OVER THE PREVIOUS YEAR.

DURING 2007 WE OPENED 136 NEW STORES: 83 SELF-SERVICE STORES, 15 SUBURBIA STORES AND 38 RESTAURANTS. NOW WE HAVE 1,027 UNITS. CONSIDERING THESE OPENINGS, ON A TWELVE MONTH BASIS, WE HAVE AN 13.3% INCREASE IN INSTALLED CAPACITY AND 10.9% IN RESTAURANT SEATING. WE NOW HAVE PRESENCE IN 172 CITIES, INCLUDING 33 IN WHICH WE DIDNT HAVE PREVIOUS PRESENCE. WITH THE OPENING OF OUR WAL-MART SUPERCENTER IN LOS CABOS, IN THE STATE OF BAJA CALIFORNIA SUR, OUR COMPANY HAS AT LEAST ONE STORE IN EACH OF THE 32 STATES OF MEXICO.

AS OF DECEMBER 31, 2007, CASH ON HAND FOR THE COMPANY AMOUNTED TO $8,984 MILLION PESOS, $6,564 MILLION PESOS LESS THAN LAST YEAR, AFTER HAVING INVESTED DURING THE JANUARY-DECEMBER PERIOD $19,771 MILLION PESOS, INCLUDING $11,262 IN FIXED ASSETS, PAID $6,211 MILLION PESOS FOR THE REPURCHASE OF 144 MILLION SHARES AND PAID DIVIDENDS OF $2,298 MILLION PESOS.

MEXICO CITY, FEBRUARY 7, 2008

EDUARDO SOLORZANO
PRESIDENT & CEO

NOTE 1 - BANCO WAL-MART DE MEXICO ADELANTE:

ON OCTOBER 1ST, 2007, THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (CNBV) AUTHORIZED WALMEX TO OPERATE BANCO WAL-MART DE MEXICO ADELANTE, S.A., INSTITUCION DE BANCA MULTIPLE (BANK) THAT OPENED ITS DOORS TO THE GENERAL PUBLIC ON NOVEMBER 7, 2007.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

THE CURRENT FISCAL YEAR FINANCIAL INFORMATION PERTAINING TO AS WELL AS PREVIOUS ONE ARE RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31 2007, USING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES OBSERVED BY THE COMPANY IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS, IN CONFORMITY WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS) ARE DESCRIBED BELOW. MEXICAN FRS ARE UNDERSTOOD TO ENCOMPASS THE NEW STANDARDS ISSUED BY THE MEXICAN FINANCIAL REPORTING STANDARDS RESEARCH AND DEVELOPMENT BOARD (CINIF) AND THE BULLETINS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS THAT HAVE NOT BEEN MODIFIED, REPLACED OR ABOLISHED BY MEXICAN FRS AND THAT WERE TRANSFERRED TO THE CINIF. AS SUCH, ANY OF THE DOCUMENTS COMPRISING MEXICAN FRS WILL HEREINAFTER BE REFERRED TO BY THEIR ORIGINAL NAME OR RATHER, EITHER AS MEXICAN FRS OR AS ACCOUNTING BULLETIN, AS THE CASE MAY BE.

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WALMEX AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10.

C. IN ORDER TO PROVIDE A BETTER UNDERSTANDING OF THE COMPANYS BUSINESS PERFORMANCE, THE CONSOLIDATED STATEMENTS OF INCOME WERE PREPARED ON A FUNCTIONAL BASIS, WHICH ALLOWS FOR THE DISCLOSURE OF THE COST OF SALES SEPARATELY FROM OTHER COSTS AND EXPENSES AND OF OPERATING INCOME AS WELL, AS ESTABLISHED UNDER MEXICAN FRS B-3, STATEMENTS OF INCOME, IN FORCE AS OF JANUARY 1ST, 2007.

D. THE BANK'S FINANCIAL STATEMENTS, WHICH ARE INCLUDED IN THE COMPANYS CONSOLIDATED FINANCIAL STATEMENTS, WERE PREPARED BASED BOTH ON THE ACCOUNTING CRITERIA ESTABLISHED BY CNBV, AS ISSUED AS PART OF THE GENERAL PROVISIONS FOR CREDIT INSTITUTIONS, AND ON THE MEXICAN FRS ISSUED BY THE CINIF. AT DATE, THERE ARE NO DIFFERENCES BETWEEN THESE TWO SETS OF STANDARDS.

E. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH THE MEXICAN FRS REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

F. CASH AND CASH EQUIVALENTS CONSIST BASICALLY OF BANK DEPOSITS AND HIGHLY LIQUID INVESTMENTS. THESE INVESTMENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

G. THE BALANCE IN THE BANKS RECEIVABLES PORTFOLIO IS REPRESENTED BY AMOUNTS ACTUALLY GIVEN TO BORROWERS, PLUS UNCOLLECTED EARNED INTEREST. THE PREVENTIVE ALLOWANCE FOR CREDIT RISKS IS PRESENTED NET OF THE PORTFOLIO BALANCES.

H. WALMEX RECOGNIZES BAD DEBT RESERVES AT THE TIME THE LEGAL COLLECTION PROCESS BEGINS IN CONFORMITY WITH ITS INTERNAL PROCEDURES.

I. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE TO THEM.

J. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD IN CONFORMITY WITH ACCOUNTING BULLETIN B-10.

THE COMPANYS PROPERTY AND EQUIPMENT AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1ST, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT ANNUAL RATES RANGING FROM 3% TO 33%.

K. THE COMPANY CLASSIFIES ITS OPERATING AND CAPITAL LEASES FOR THE RENTAL OF PROPERTY FOLLOWING THE GUIDELINES ESTABLISHED IN ACCOUNTING BULLETIN D-5.

L. IN CONFORMITY WITH ACCOUNTING BULLETIN C-15, THE COMPANY DETERMINES IMPAIRMENT IN THE VALUE OF ITS LONG-LIVED ASSETS USING THE PRESENT VALUE METHOD, CONSIDERING EACH OF THE COMPANYS STORES OR RESTAURANTS AS A MINIMUM CASH GENERATING UNIT TO DETERMINE THE VALUE IN USE OF ITS LONG-LIVED ASSETS.

M. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS AT THE PREVAILING EXCHANGE RATE AS OF THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

N. LIABILITIES FOR TRADITIONAL DEPOSITS OF THE BANK ARE COMPRISED OF DEMAND DEPOSITS IN DEBIT CARD ACCOUNTS. THESE LIABILITIES ARE RECORDED AT EITHER DEPOSIT OR PLACEMENT COST, PLUS ACCRUED INTEREST.

O. LIABILITY PROVISIONS ARE RECOGNIZED WHENEVER THE COMPANY HAS CURRENT OBLIGATIONS DERIVED FROM PAST EVENTS THAT CAN BE REASONABLY ESTIMATED AND THAT WILL MOST LIKELY GIVE RISE TO A FUTURE CASH DISBURSEMENT FOR THEIR SETTLEMENT.

P. DEFERRED INCOME TAX IS DETERMINED USING THE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, DEFERRED INCOME TAX IS RECOGNIZED ON ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE THAT WILL BE IN EFFECT AT THE TIME THE TEMPORARY DIFFERENCES GIVING RISE TO DEFERRED TAX ASSETS AND LIABILITIES ARE EXPECTED TO BE RECOVERED OR SETTLED, IN CONFORMITY WITH ACCOUNTING BULLETIN D-4.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS EXPENSED AS INCURRED AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

Q. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES UNDER THE MEXICAN LABOR LAW AND TERMINATION PAYMENTS MADE AT THE END OF EMPLOYMENT, EXCEPT WHEN RESULTING FROM CORPORATE RESTRUCTURING, ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON ACTUARIAL COMPUTATIONS MADE BY AN INDEPENDENT EXPERT, USING THE PROJECTED UNIT-CREDIT METHOD, IN CONFORMITY WITH ACCOUNTING BULLETIN D-3.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH, IN TERMS OF THE MEXICAN LABOR LAW, ARE EXPENSED AS INCURRED.

R. IN CONFORMITY WITH THE MEXICAN CORPORATIONS ACT, THE COMPANY IS REQUIRED TO APPROPRIATE AT LEAST 5% OF THE NET INCOME OF EACH YEAR TO INCREASE THE LEGAL RESERVE. THIS PRACTICE MUST BE CONTINUED UNTIL THE LEGAL RESERVE REACHES 20% OF CAPITAL STOCK.

S. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NATIONAL CONSUMER PRICE INDEX (NCPI).

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIABILITIES DURING THE PERIOD.

T. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY CNBV.

U. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE COST OF THE SHARES, RESTATED BASED ON THE NCPI, AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

V. COMPREHENSIVE INCOME CONSISTS OF THE CURRENT YEAR NET INCOME PLUS THE CURRENT YEAR RESTATEMENT.

W. SALES REVENUES ARE RECOGNIZED AT THE TIME THE CUSTOMER TAKES POSSESSION OF THE PRODUCTS, IN CONFORMITY WITH INTERNATIONAL ACCOUNTING STANDARDS NO. 18, ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS COMMITTEE, APPLIED ON A SUPPLETORY BASIS.

SAM'S CLUB MEMBERSHIP REVENUES ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP, IN CONFORMITY WITH THE REQUIREMENTS OF STAFF ACCOUNTING BULLETIN NO. 104, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, APPLIED ON A SUPPLETORY BASIS. SUCH REVENUES ARE PRESENTED IN THE OTHER INCOME CAPTION IN THE STATEMENT OF INCOME.

THE BANK'S INTEREST INCOME IS RECOGNIZED IN THE NET SALES CAPTION IN THE STATEMENT OF INCOME.

X. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN ACCOUNTING BULLETIN B-5.

NOTE 3 - ACCOUNTS AND NOTES RECEIVABLE (NET) AND OTHER ACCOUNTS AND NOTES RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT DECEMBER 31, 2007 IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS.244,332.

OTHER ACCOUNTS AND NOTES RECEIVABLE INCLUDE RECOVERABLE TAXES FOR PS.1,905,647.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT (NET):

AS OF DECEMBER 31, 2007, AN ANALYSIS OF PROPERTY AND EQUIPMENT IS AS FOLLOWS:

	AMOUNT
LAND	PS. 21,961,456
BUILDINGS, FACILITIES AND LEASEHOLD IMPROVEMENTS	43,425,743
PROPERTY CAPITAL LEASE	3,427,307
TOTAL PROPERTY	68,814,506
FIXTURES AND EQUIPMENT:	
OWN	25,165,660
UNDER CAPITAL LEASE	992,735
TOTAL FIXTURES AND EQUIPMENT	26,158,395
ACCUMULATED DEPRECIATION	(25,190,822)
CONSTRUCTION IN PROGRESS	1,739,919
PROPERTY AND EQUIPMENT - NET	PS. 71,521,998

NOTE 5 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 6 - CONTIGENT LIABILITY AND COMMITMENTS:

AS OF DICIEMBRE 31, 2007, THERE ARE NOT CONTINGENT LIABILITIES.

AT DECEMBER 31, 2007, THE COMPANY ENTERED INTO COMMITMENTS FOR THE PURCHASE OF INVENTORY, PROPERTY AND EQUIPMENT AND MAINTENANCE SERVICES FOR PS.4,675,188.

NOTE 7 - LEASES:

THE COMPANY HAS ENTERED INTO OPERATING LEASES WITH THIRD PARTIES FOR COMPULSORY TERMS RANGING FROM 2 TO 15 YEARS. RENT PAID UNDER CAPITAL LEASES MAY EITHER BE FIXED OR VARIABLE, DETERMINED BASED ON A PERCENTAGE OF SALES.

THE COMPANY HAS ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF REAL ESTATE. SUCH LEASES ARE RECORDED AT THE LESSER OF EITHER THE PRESENT VALUE OF MINIMUM RENTAL PAYMENTS OR THE MARKET VALUE OF THE PROPERTY UNDER LEASE AND ARE AMORTIZED OVER THE USEFUL LIFE OF EACH PROPERTY (UP TO 33 YEARS).

THE COMPANY HAS ALSO ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF RESIDUAL WATER TREATMENT PLANTS USED TO MEET ENVIRONMENTAL PROTECTION STANDARDS. THE TERM OF PAYMENT RANGES FROM 4.5 YEARS TO 7 YEARS.

FUTURE RENTAL PAYMENTS ARE AS FOLLOWS:

YEAR	OPERATING LEASE (COMPULSORY TERM)	CAPITAL LEASE (MINIMUM PAYMENTS)
2008	PS. 155,314	PS. 215,481
2009	PS. 117,225	PS. 392,875
2010	PS. 94,989	PS. 157,961
2011	PS. 90,296	PS. 165,144
2012	PS. 86,199	PS. 169,758
2013 AND THEREAFTHER	PS. 374,088	PS.1,936,880

THE TOTAL AMOUNT OF OPERATING LEASES CHARGED TO RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007 WAS PS.1,593,026.

NOTE 8 - INCOME TAX:

THE COMPANY AND ITS SUBSIDIARIES, EXCEPT FOR THE BANK, HAVE BEEN AUTHORIZED BY THE MINISTRY OF FINANCE AND PUBLIC CREDIT TO DETERMINE THEIR TAX RESULTS ON A CONSOLIDATED BASIS.

AN ANALYSIS OF TAXES CHARGED TO RESULTS OF OPERATIONS OF THE YEAR ENDED DECEMBER 31, 2007 IS AS FOLLOWS:

	AMOUNT
CURRENT YEAR INCOME TAX	PS. 6,140,437
DEFERRED INCOME TAX	(498,394)
SUBTOTAL	5,642,043
MONETARY POSITION GAIN ON INITIAL EFFECT AND NONMONETARY ITEMS LOSS OF DEFERRED INCOME TAX - NET	36,208
TOTAL	PS. 5,678,251

AN ANALYSIS OF DEFERRED TAX LIABILITIES (ASSETS) DERIVED FROM TEMPORARY DIFFERENCES IS AS FOLLOWS:

	AMOUNT
PROPERTY AND EQUIPMENT	PS. 5,183,075
INVENTORIES	1,286,101
RECOVERABLE ASSET TAX	(323,898)
OTHER ITEMS - NET	(699,230)
TOTAL	PS. 5,446,048

UNDER THE MEXICAN INCOME TAX LAW, THE CORPORATE INCOME TAX RATE IS 28% IN 2007. THE EFFECTIVE TAX RATE IS SIMILAR TO THE STATUTORY RATE.

ON OCTOBER 1ST, 2007 THE NEW FLAT RATE BUSINESS TAX (IETU LAW) WAS PUBLISHED IN THE OFFICIAL GAZETTE. THE NEW LAW CAME INTO FORCE AS OF JANUARY 1ST, 2008 AND ANNULLED THE ASSET TAX LAW.

BASED ON ITS TAX FORECAST, THE COMPANY WILL CONTINUE GENERATING INCOME TAX IN SUBSEQUENT YEARS.

THE COMPANY'S 2007 INCOME TAX INCLUDES THE PARTIAL TAXATION OF THE INVENTORY HELD AT DECEMBER 31, 2004, SINCE THE COMPANY OPTED TO CONSIDER AS TAXABLE SUCH INVENTORIES OVER A NUMBER OF YEARS, SO AS TO DEDUCT COST OF SALES. THE LAST YEAR OF TAXATION OF THE INVENTORIES WILL BE 2012.

AT DECEMBER 31, 2007, THE BANK HAS TAX LOSSES OF PS.231,190 WHICH, IN CONFORMITY WITH THE CURRENT MEXICAN INCOME TAX LAW, MAY BE CARRIED FORWARD AGAINST TAXABLE EARNINGS GENERATED THROUGH 2017.

AS A RESULT OF RELATED CHANGES TO MEXICAN TAX LAW, THE COMPANY'S RECOVERABLE ASSET TAX AT DECEMBER 31, 2007 MAY BE RECOVERED THROUGH 2017.

NOTE 9 - RETIREMENT LABOR OBLIGATIONS:

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES TO WHICH WORKERS MAKE NO CONTRIBUTIONS, ALSO RECOGNIZES THE LIABILITY FOR EMPLOYEE TERMINATION PAYMENTS. BOTH THESE OBLIGATION ARE COMPUTED USING THE PROJECTED UNIT CREDIT METHOD.

AN ANALYSIS OF ASSETS, LIABILITIES AND COSTS RELATED TO SENIORITY PREMIUMS AS OF DECEMBER 31, 2007 IS AS FOLLOWS:

	AMOUNT
VESTED BENEFIT OBLIGATION	PS. 174,871
CURRENT BENEFIT OBLIGATION	PS. 342,273

	AMOUNT
PROJECTED BENEFIT OBLIGATION	PS. 347,421
PLAN ASSETS	(319,792)
VARIANCES IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	(3,009)
NET PROJECTED LIABILITY	PS. 24,620
LABOR COST	PS. 46,375
FINANCING COST	13,405
RETURN ON PLAN ASSETS	(12,510)
AMORTIZATION	144
NET PERIOD COST	PS. 47,414
BENEFITS PAID	PS. 18,365
FUND CONTRIBUTIONS	PS. 49,017
AMORTIZATION PERIOD OF VARIANCES ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS (YEARS)	20.6
DISCOUNT RATE FOR LABOR OBLIGATIONS	4.8%
ANNUAL INCREASE IN SALARIES	1.0%
RETURN ON PLAN ASSETS	4.8%

FOR THE YEAR ENDED DECEMBER 31, 2007, THE COMPANY'S LIABILITIES AND COSTS ARISING FROM EMPLOYEE TERMINATIONS PAYMENTS, OTHER THAN RESTRUCTURING, IS AS FOLLOWS:

	AMOUNT
CURRENT BENEFIT OBLIGATION	PS. 96,677
PROJECTED BENEFIT OBLIGATION	PS. 99,378
LABOR COST	PS. 7,040
FINANCIAL COST	3,842
AMORTIZATION	41,689
NET PERIOD COST	PS. 52,571
DISCOUNT RATE FOR LABOR OBLIGATIONS	4.8%
ANNUAL INCREASE IN SALARIES	1.0%

NOTE 10 - SHAREHOLDER'S EQUITY:

AN ANALYSIS OF NOMINAL VALUE AND RESTATEMENT OF ITEMS THAN INTEGRATE THE SHAREHOLDERS' EQUITY IS AS FOLLOWS:

	NOMINAL VALUE	RESTATEMENT	TOTAL
CAPITAL STOCK	PS. 12,901,831	PS. 9,203,408	PS. 22,105,239
SHARES PLAN FUND	PS.(2,773,018)	PS.(318,352)	PS.(3,091,370)
PREMIUM ON SALE OF SHARES	810,721	1,491,948	2,302,669
PREMIUM ON SALE OF SHARES	PS.(1,962,297)	PS. 1,173,596	PS.(788,701)
LEGAL RESERVE	PS. 2,302,907	PS. 1,766,006	PS. 4,068,913
RETAINED EARNINGS	28,720,917	10,363,904	39,084,821
NET INCOME FOR THE YEAR	13,961,673	267,333	14,229,006
RETAINED EARNINGS AND CAPITAL RESERVES	PS. 44,985,497	PS. 12,397,243	PS. 57,382,740

DURING THE YEAR ENDED DECEMBER 31, 2007, WALMEX REPURCHASED 144,005,000 OF ITS OWN SHARES, OF WHICH 4,950,000 WERE CANCELED AS PER THE RESOLUTION ADOPTED AT THE SHAREHOLDERS MEETING OF MARCH 6, 2007. AS A RESULT OF THE SHARE REPURCHASES, HISTORICAL CAPITAL STOCK WAS REDUCED BY PS. 210,884 AND RESTATED CAPITAL STOCK IN PS. 147,070 (NOMINAL).THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED AGAINST RETAINED EARNINGS.

THE EMPLOYEE STOCK OPTION PLAN FUND CONSISTS OF 129,544,739 WALMEX SHARES, OF WHICH 119,470,301 SHARES HAVE BEEN PLACED IN A TRUST CREATED FOR SUCH PURPOSE. ALL EMPLOYEE STOCK OPTIONS ARE GRANTED TO EXECUTIVES OF SUBSIDIARY COMPANIES AT A VALUE THAT IS NOT LESS THAN THE MARKET VALUE ON THE DATE OF GRANT.

THE COMPENSATION DERIVED FROM STOCK OPTION OF SHARES IS DETERMINED USING THE BLACK-SCHOLES FINANCIAL VALUATION TECHNIQUE, ACCORDING TO MARKET CONDITIONS AT THE GRANT DATE, IN CONFORMITY WITH THE GUIDELINES OF INTERNATIONAL FINANCIAL REPORTING STANDARDS 2, ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, APPLIED ON A SUPPLEMENTARY BASIS. THE AMOUNT CHARGED TO RESULTS OF OPERATIONS FOR THIS ITEM AGGREGATES PS. 35,635 IN 2007, WHICH REPRESENTS NO CASH DISBURSEMENT.

THE FOLLOWING RESOLUTIONS WERE ADOPTED AT A REGULAR SHAREHOLDERS' MEETING HELD ON MARCH 6, 2007:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2007 TO REPURCHASE THE COMPANY'S OWN SHARES OF PS.8,000,000 (NOMINAL).

2. CANCELLATION OF 158,368,900 SERIES V SHARES DUE TO THE REPURCHASE OF THE COMPANY'S OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS. 434,632 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS.0.51 NOMINAL PESOS PER SHARE OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON BOTH THE CLOSING MARKET PRICE OF THE COMPANY'S SHARES ON MARCH 28, 2007 AND THE PS.0.51 NOMINAL PESOS PER SHARE. SUCH DIVIDEND WAS PAID ON APRIL 20, 2007.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS.4,369,383 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 109,234,586 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE SHAREHOLDERS DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS MEETING HELD ON MARCH 6, 2007, EXPIRED ON APRIL 17, 2007. THE COMPANY DELIVERED 44,921,618 NEW SERIES V SHARES REPRESENTING AN INCREASE OF PS. 2,047,527 (NOMINAL), AND CANCELED 64,312,968 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF PS. 2,321,856 (NOMINAL).

BASED ON THE PRECEDING PARAGRAPH AND PER ARTICLE 112 OF THE MEXICAN CORPORATIONS ACT THAT ESTABLISHES THAT ALL OF AN ENTITYS SHARES MUST HAVE THE SAME THEORETICAL VALUE, THE COMPANY RECOMPUTED ITS CAPITAL STOCK BY DETERMINING A FIXED MINIMUM AMOUNT OF PS. 1,631,224 (NOMINAL).

NOTE 11 - SEGMENT INFORMATION:

THE COMPANY'S SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN ACCOUNTING BULLETIN B-5. THE OTHERS SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS, REAL ESTATE TRANSACTIONS WITH THIRD PARTIES AND FINANCIAL SERVICES.

AN ANALYSIS OF SEGMENT INFORMATION AT DECEMBER 31, 2007 IS AS FOLLOWS:

SEGMENT	NET SALES	INCOME AFTER GENERAL EXPENSES
SELF SERVICE	PS. 209,652,627	PS. 16,257,811
OTHER	15,323,754	2,413,066
CONSOLIDATED	PS. 224,976,381	PS. 18,670,877

SEGMENT	PURCHASE OF PROPERTY AND EQUIPMENT	DEPRECIATION AND AMORTIZATION FOR THE YEAR
SELF SERVICE	PS. 8,620,023	PS. 3,141,578
OTHER	2,641,845	585,783
CONSOLIDATED	PS. 11,261,868	PS. 3,727,361

SEGMENT	TOTAL ASSETS	CURRENT LIABILITIES
SELF SERVICE	PS. 87,887,201	PS. 28,305,039
OTHER	13,623,834	2,047,228
UNASSIGNABLE ITEMS	5,233,337	1,815,436
CONSOLIDATED	PS.106,744,372	PS. 32,167,703

UNASSIGNABLE ITEMS REFER PRIMARILY TO RESERVE LAND, CASH AND CASH EQUIVALENTS OF THE PARENT AND REAL ESTATE COMPANIES, AS WELL AS INCOME TAX PAYABLE.

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 12 - NEW ACCOUNTING PRONOUNCEMENTS:

DURING 2007, THE CINIF PUBLISHED MEXICAN FRS B-10, "EFFECTS OF INFLATION"; MEXICAN FRS D-3, "EMPLOYEE BENEFITS"; MEXICAN FRS D-4, "INCOME TAX"; MEXICAN FRS B-2, "STATEMENTS OF CASH FLOW"; AND MEXICAN FRS B-15, "FOREIGN CURRENCY TRANSLATION", ALL OF WHICH ARE EFFECTIVE AS OF THE FISCAL YEARS BEGINNING AS OF JANUARY 1ST, 2008. THE APPLICATION OF THESE NEW MEXICAN FRS WILL HAVE NO MATERIAL EFFECTS ON THE COMPANYS FINANCIAL STATEMENTS, EXCEPT MEXICAN FRS B-10 WHICH, IN ACCORDANCE WITH THE INFLATION FORECASTS, THE COMPREHENSIVE EFFECTS OF INFLATION WILL CEASE TO BE RECORGINZED IN THE FINANCIAL INFORMATION AS OF 2008.

NOTE 13 - 9001:2000 INTERNATIONAL QUALITY STANDARD:

AS AN ON-GOING COMMITMENT TO INNOVATION AND CONTINUOUS IMPROVEMENT, IN THE LAST QUARTER OF THE YEAR WE CERTIFIED CONSOLIDATED FINANCIAL STATEMENTS REPORTING UNDER ISO 9001 INTERNATIONAL QUALITY STANDARD. ADITIONALLY, THERE WARE CERTIFIED TREASURY AND INVESTMENTS, CASH MANAGEMENT, CONTROL OF NEW CONSTRUCTIONS AND BANKING RECONCILIATIONS. WE NOW HAVE FIVE AREAS THE FIRST IN THE WAL-MART WORLD-WORKING UNDER A SYSTEM THAH MEETS INTERNATIONAL QUALITY STANDARDS. WE ARE CURRENTLY WORKING TO HAVE ALL ADMINISTRATION CERTIFIED BY THE END OF 2008.

NOTE 14 - APPROVAL OF FINANCIAL STATEMENTS:

THE ACCOMPANYING FINANCIAL STATEMENTS AND THESE NOTES AT DECEMBER 31, 2007 AND 2006, WERE APPROVED BY THE COMPANYS' BOARD DIRECTORS AT A MEETING HELD ON FEBRUARY 7, 2008.

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99
SUBURBIA	DEPARTMENT STORES	274,923	99.99
VIPS	RESTAURANTS	439,022	99.99
CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	1,026,705	99.99
REAL ESTATE	REAL ESTATE PROJECTS	21,356,432	99.99

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

THE COLUMN NUMBER OF SHARES IS EXPRESSED IN THOUSANDS AND CORRESPONDING TO THE SOCIAL PART AND SHARES THAT WAL-MART DE MEXICO, S.A.B. DE C.V. HAS OF THE SUBSIDIARIES; WHICH MAJORITY ARE LTD (SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE).

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 4 | YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED | CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

FILE Nº 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
SELF-SERVICE STORES	NOT APPLIED				0	22,181,660	0	0	0	0						
APPAREL STORES	NOT APPLIED				0	1,088,705	0	0	0	0						
RESTAURANTS	NOT APPLIED				0	173,021	0	0	0	0						
SELF-SERVICE STORES	NOT										0	1,858,825	0	0	0	0
APPAREL STORES	NOT										0	76,550	0	0	0	0
RESTAURANTS	NOT										0	2,235	0	0	0	0
TOTAL SUPPLIERS					0	23,443,386	0	0	0	0	0	1,937,610	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
OTHER LOANS WITH COST	NOT APPLIED				0	215,481	392,875	157,961	165,144	2,106,638						
	NOT										0	0	0	0	0	0
TOTAL					0	215,481	392,875	157,961	165,144	2,106,638	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTHER CURRENT LIAB.W/O	NOT APPLIED				0	4,807,735	0	0	0	0						
OTHER CURRENT LIAB.W/O	NOT										0	339,417	0	0	0	0
TOTAL					0	4,807,735	0	0	0	0	0	339,417	0	0	0	0
TOTAL GENERAL					0	28,466,602	392,875	157,961	165,144	2,106,638	0	2,277,027	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 4 | YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	111,962	1,221,371	0	0	1,221,371
LIABILITIES POSITION	208,733	2,277,027	0	0	2,277,027
SHORT-TERM LIABILITIES POSITION	208,733	2,277,027	0	0	2,277,027
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(96,771)	(1,055,656)	0	0	(1,055,656)

NOTES

EXCHANGE RATE: PS. 10.9088 PER USD.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	21,741,378	35,473,492	13,732,114	0.52	71,407
FEBRUARY	19,282,705	30,148,955	10,866,250	0.28	30,426
MARCH	18,724,251	29,359,666	10,635,415	0.22	23,398
APRIL	17,286,147	33,766,859	16,480,712	(0.06)	(9,888)
MAY	15,399,101	28,889,785	13,490,684	(0.49)	(66,104)
JUNE	16,854,768	30,531,112	13,676,344	0.12	16,412
JULY	16,991,508	31,021,573	14,030,065	0.42	58,926
AUGUST	15,924,251	30,564,454	14,640,203	0.41	60,025
SEPTEMBER	16,199,295	33,043,905	16,844,610	0.78	131,388
OCTOBER	16,023,895	33,650,538	17,626,643	0.39	68,744
NOVEMBER	13,475,944	35,668,750	22,192,806	0.71	157,569
DECEMBER	15,256,318	42,858,377	27,602,059	0.41	113,168
RESTATEMENT				0.00	8,814
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					664,285

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

MONETARY LIABILITIES DO NOT INCLUDED THE INITIAL EFECT OF THE DEFERRED INCOME TAX PS. 3,827,449 (NOMINAL); THE MONETARY EFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NON APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

NON APPLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 4 | YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE,	1,220,308	100.00
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE	631,290	100.00
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE,	1,182,808	100.00
SUPERMARKETS	GROCERIES SALES AND FRESH	111,796	100.00
APPAREL STORES	APPAREL AND ACCESORY SALE	320,452	100.00
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN	81,022	100.00
BANK	RENDERING OF FULL-SERVICE BANKING	625	100.00

NOTES

THE INSTALLED CAPACITY OF THE REGARDING RESTAURANTS IS EXPRESED IN NUMBER OF SEATS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

AUDITED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					0

NOTES

82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
NET SALES	0	224,172,613	0.0		
OTHER INCOME	0	803,768	0.0		
FOREIGN SALES					
NON APPLY	0	0	0.0		
TOTAL		224,976,381			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 4 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
NON APPLY	0	0			
FOREIGN SUBSIDIARIES					
NON APPLY	0	0			
TOTAL		0			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
V	0.0000	46	1,071,307,452	7,401,977,734	0	8,473,285,186	1,631,224	11,270,607
TOTAL			1,071,307,452	7,401,977,734	0	8,473,285,186	1,631,224	11,270,607

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 8,473,285,186

NOTES
AS OF DECEMBER 31, 2007, SERIES "V" SHARES PRICE MARKET WAS PS. 38.54

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 4 | YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

AUDITED

CONSOLIDATED

Final Printing

WE ARE WRAPPING UP THE INFORMATION RELATED WITH THIS ANNEX.

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 10.9088 PESOS PER ONE USD, AS SHOWN BELOW:

	THOUSAND OF USD	THOUSAND OF PESOS
CURRENT ASSETS	US$ 111,962	PS.1,221,371
SUPPLIERS	US$ 177,619	PS.1,937,610
OTHER CURRENT LIABILITIES	US$ 31,114	PS. 339,417

DURING 2007, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS.13,375 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

END